M-real Corporation Stock Exchange Bulletin 18.10.2006 at 9.00 a.m.

SUPPL

MIKKO HELANDER NEW CEO FOR M-REAL

M-real Board of Directors has today appointed Mikko Helander (M.Sc.), 46, as new CEO for M-real as of 18.10.2006. Until this Helander has worked as CEO for Metsä Tissue, part of Metsäliitto Group.

M-real's CEO until today, Hannu Anttila, has been appointed Executive Vice President, Strategy, for Metsäliitto Group as of 18.10.2006.

M-REAL CORPORATION

Further information: Lauri Peltola, Group CCO, Metsäliitto, tel. +358 50 570 5606

06017957

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M-real Corporation Stock Exchange Bulletin 18.10.2006 at 9.00 a.m.

M-REAL INITIATES EXTENSIVE RESTRUCTURING PROGRAMME

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN AUSTRALIA, CANADA, THE HONG KONG SPECIAL ADMINISTRATIVE REGION OF THE PEOPLE'S REPUBLIC OF CHINA, JAPAN, SPAIN OR THE UNITED STATES OF AMERICA.

M-real, one of Europe's leading producers of paper and paperboard and part of Metsäliitto Group, announces today an extensive restructuring programme as a first step in its strategic review. The planned programme includes possible capacity closures, a new cost savings programme, potential divestments and an impairment charge of approximately EUR 200 million. The programme will take effect immediately with a planned completion by the end of 2007.

The restructuring programme is being undertaken to cut capacity and costs and in order to improve competitiveness.

Strategic Review

Since autumn 2004, M-real has focused on improving its position through efficiency actions, affecting all M-real's operations and Business Areas. The implementation of these actions has progressed according to schedule.

"M-real's Board of Directors initiated a strategic review of M-real's current business portfolio in March 2006, with a view to exploring potential benefits of participation in the consolidation and restructuring of the European paper industry. We firmly believe that further consolidation within the European paper industry is needed and that the structure of European paper merchanting is going to change. The planned restructuring programme announced today is the first step in the execution of the strategic review", says Kari Jordan, Chairman of the Board of Directors, M-real.

Possible Closures of capacity

"In order to reduce capacity, M-real has identified for possible closure mills and production lines which are uncompetitive. Following the possible closures mentioned, the competitiveness of the remaining business is expected to be substantially stronger. One purpose of the possible closures is to contribute to improving the supply-demand balance of the sector", says Kari Jordan.

In total, M-real is planning to close two paper mills and an additional two paper machines resulting in total closures of 485,000 tons. The following mills or paper machines have been identified as potential closure candidates:

- Sittingbourne, UK, 210,000 tons of coated woodfree paper
- Paper machines 6 and 7 in Gohrsmühle, Germany, 100,000 tons of coated woodfree paper
- Wifsta, Sweden, 175,000 tons of uncoated woodfree paper

This would result in a reduction of M-real's fine paper capacity by 15%, both in Commercial Printing and Office Paper Business Areas. The annual revenue of the mills affected is estimated to be approximately EUR 200 million.

The estimated cash cost of the planned closures will amount to approximately EUR 80 million, a one-time loss of approximately EUR 120 million while producing an ongoing positive annual EBIT impact of EUR 40 million. Profit and cash impacts of possible closures would be incurred during Q4 2006 and Q1 2007. The production lines, which are planned to be closed, employ approximately 500 people.

New cost savings programme

M-real is already in the process of undertaking a major cost saving programme initiated in 2004 in which a total of EUR 230 million of savings and efficiency improvements were identified. Measures related to the programme have been implemented by 2Q/2006.

In an effort to increase the operating efficiency of M-real, a new savings programme for a further EUR 100 million of annual cost improvements is announced today. In addition to the previous restructuring actions, M-real will focus on further cost improvements of operational activities including a head office efficiency improvement project, which includes integrating business support functions with Metsäliitto Group support functions and possible headcount reductions, sourcing projects, logistics and supply chain rationalisation, administration and other fixed costs, IT costs and energy consumption. The ambition will be to realise further savings of EUR 100 million by the end of 2007 of which 30-40% P&L effect is to be achieved already during 2007.

Additionally, M-real is launching a working capital improvement programme to further improve cash flows through more efficient working capital management. By improving supply chain efficiencies, payment terms and inventory management, M-real is targeting minimum of EUR 100 million of cash flow improvements in 2007.

Strategic Review of Assets

M-real has carefully reviewed the company's asset base and short listed potential divestitures which are expected to raise EUR 500 million in proceeds. The proceeds will be used to decrease indebtedness. The planned candidates for divestments include a possible sale of minimum of 8% stake of Metsä-Botnia to Metsäliitto and a potential sale of the Folding Cartons converting business, all units or each unit separately:

- Meulemans carton plant in Belgium
- Petöfi carton plant in Hungary
- Tako carton plant in Finland

Additional disposals are to be determined.

Impairment and Summary of Financial Impact of the Restructuring Programme

M-real will book an impairment charge of approximately EUR 200 million during Q4/2006. The overall impact of the planned restructuring programme is estimated to be the following: impairments of approximately EUR 200 million and a one-time loss of approximately EUR 120 million. The cash cost of the planned capacity closures is estimated to be approximately EUR 80 million. Profit and cash impacts of possible closures will be incurred during Q4 2006 and Q1 2007. EBIT improvement is estimated to be EUR 40 million.

Kari Jordan, Chairman of M-real concludes:

"The paper industry has been a difficult sector for a number of years and M-real like many of its competitors has had some tough decisions to make. This initial restructuring programme has been undertaken as part of a broader strategic review of M-real. M-real will emerge from the programme in a much stronger position and be better positioned to participate in the ongoing restructuring and consolidation of the industry."

M-REAL CORPORATION

Further information for media:
Lauri Peltola, SVP, Metsäliitto Group Communications +358 50 570 5606

Further information for analysts:
Mikko Helander, CEO, M-real, +358 10 469 4959
Seppo Parvi, CFO, M-real, +358 10 469 4321

M-real Corporation Stock Exchange Announcement 18.10.2006 at 9.00 a.m.

INVITATION TO M-REAL TELECONFERENCE ON 18 OCTOBER, 2006

M-real Corporation has released today on 18 October at 09.00 Finnish time (07.00 U.K. time) a Stock Exchange Bulletin concerning a restructuring programme.

A conference call for analysts will be arranged today at 14:00 Helsinki time (12:00 UK time). Dial-in numbers are as follows:

From Europe : +44 (0) 20 7162 0025
From the USA: +1 334 323 6201

You should place your call a few minutes before commencement.

The conference call will be also sent via M-real's web site as a live audio webcast.

The presentation material will be made available on the company's website www.m-real.com under Investor relations.

An instant replay facility will be available until 25 October 2006.

To listen to the replay please call:

From Europe : +44 (0) 20 7031 4064, access code: 723520
From the USA: +1 954 334 0342, access code 723520

M-real Corporation